UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PENN VIRGINIA CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

70788V300 and 70788V102
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G
CUSIP No. : 70788V300 and 70788V102	Page 2 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,249,435
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,249,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,249,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.3%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G
CUSIP No. : 70788V300 and 70788V102	Page 3 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,249,435
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,249,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,249,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.3%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. : 70788V300 and 70788V102	Page 4 of 10 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,249,435
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,249,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,249,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.3%
12.	Type of Reporting Person: IN, HC

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Penn Virginia Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14701 St. Mary’s Lane, Suite 275, Houston, TX 77079

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii)	Anchorage Advisors Management, L.L.C. (“Management”); and
iii)	Kevin M. Ulrich (“Mr. Ulrich”).

This statement relates to Shares (as defined herein) held for the accounts of Anchorage Capital Master Offshore, Ltd., a Cayman Island exempted company incorporated with limited liability (“Anchorage Offshore”), and a non-discretionary, separately managed account (the “Managed Account”).  Capital Group is the investment advisor to Anchorage Offshore and provides limited discretionary investment advisory services to the Managed Account.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

The Reporting Persons disclaim beneficial ownership of any Shares held by the Managed Account, and the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purposes of sections 13(d) or 13(g) of the Act, or for any other purpose, the beneficial owner of any securities held by the Managed Account.  The Reporting Persons also disclaim being a member of a “group,” as such term is defined in Rule 13d-5(b) under the Act, with the Managed Account or its affiliates.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

1) Capital Group is a Delaware limited liability company;
2) Management is a Delaware limited liability company; and
3) Mr. Ulrich is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Page 6 of 10 Pages

Item 2(e).	CUSIP Number:

70788V300 and 70788V102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of 1,249,435 Shares, which amount includes:  (A) 617,441 Shares held for the account of Anchorage Offshore; and (B) 631,994 Shares held for the account of the Managed Account.  Each of the Reporting Persons disclaims beneficial ownership of any Shares held by the Managed Account.

Item 4(b)	Percent of Class:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of approximately 8.3% of Shares outstanding.  (There were 14,992,018 Shares outstanding as of November 14, 2016, according to the Issuer’s report on Form 10-Q, filed November 14, 2016.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management, and Mr. Ulrich:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,249,435
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,249,435

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain entities listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Page 7 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2017

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Penn Virginia Corporation, dated as of February 14, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2017